SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal year ended December 31, 1997

                        Commission File Number 333-55803

             Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Deferred Compensation Plan of Linens 'n Things, Inc.

         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             LINENS 'N THINGS, INC.
             (Exact name of registrant as specified in its charter)


         Delaware                                          22-3463939
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)



 6 Brighton Road, Clifton, New Jersey                             07015
(Address of principal executive offices)                        (Zip Code)


                                 (973) 778-1300
              (Registrant's telephone number, including area code)

              DEFERRED COMPENSATION PLAN OF LINENS 'N THINGS, INC.
                              Financial Statements
                         As of December 31, 1997 and for
                        the Year Ended December 31, 1997

                    With Independent Auditors' Report Thereon

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                                      Index


                                                                       Page No.
Independent Auditors' Report                                               3

Statement of Net Assets Available for Plan
Benefits - December 31, 1997                                               4

Statement of Changes in Net Assets Available for
Plan Benefits - Year Ended December 31, 1997                               4

Notes to Financial Statements                                              5-6



                          Independent Auditors' Report


Compensation Committee
Linens 'n Things, Inc.
Deferred Compensation Plan of
Linens 'n Things, Inc.:



We have audited the accompanying statement of net assets available for Plan benefits of the Deferred Compensation Plan of Linens 'n Things, Inc. (the "Plan") as of December 31, 1997 and the related statement of changes in net assets available for Plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for Plan benefits for the year then ended in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP



New York, New York
June 26, 1998


                             Linens 'n Things, Inc.
                           Deferred Compensation Plan
              Statement of Net Assets Available for Plan Benefits



                                                             December 31, 1997
                                                             -------------------
ASSETS:


   Linens 'n Things, Inc. Common Stock Fund                     $1,449,397

   Scudder Value Fund                                            1,032,128

   Strong Government Securities Fund                                70,124

   T. Rowe Price Blue Chip Growth Fund                           1,232,554

   Neuberger & Berman Genesis Fund                               1,022,229

   Warburg Pincus Emerging Growth Fund                             413,454
                                                             -------------------

   Net assets available for plan benefits                       $5,219,886
                                                             ===================


The accompanying notes are an integral part of these financial statements.

                          Linens 'n Things, Inc.
                        Deferred Compensation Plan
      Statement of Changes in Net Assets Available for Plan Benefits


                                                               December 31, 1997
                                                               -----------------
ADDITIONS:
Investment income:

   Dividend income                                                       $52,575

   Net appreciation in fair value of investments                       1,088,264
                                                                    ------------

   Net investment income                                               1,140,839

Employee contributions                                                 4,079,047
                                                                    ------------

Net increase, representing net assets available for
plan benefits at end of the year                                      $5,219,886
                                                                    ============


The accompanying notes are an integral part of these financial statements.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                          Notes to Financial Statements
                                December 31, 1997


1.       Description of the Plan

         The following brief description of the Deferred Compensation Plan of Linens 'n Things, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         General

         The Plan is sponsored by Linens 'n Things, Inc., (the "Company"). The Plan was established to enable key employees of the Company to defer compensation, including stock and stock denominated awards, for personal income tax purposes. The non-qualified Plan was adopted on December 30, 1996 and is treated as a plan maintained for a select group of management as highly compensated individuals under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is not taxable as a separate entity under the Internal Revenue Code.

         Eligibility and Vesting

         The Plan covers key employees, as designated by the Company. Participation is voluntary and participants can elect to make contributions to the Plan. Participants are 100% vested in their own deferrals to the Plan at all times.

         Participant Accounts

         An account is maintained for each participant in the Plan which shows the participant's separate interest in each investment fund of the Plan. Each participant shall elect the allocation of contributions to specific funds within the Plan. The participant's account shall be credited, as of the end of each month, with the amount of deferred compensation contributed and, the appropriate investment income of each fund.

         Participants are eligible for distribution of their benefits in cash or Company common stock upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. In the event of a change of control, payments in settlement of a participants account shall be made within fifteen business days following such change in control.

         Grantor Trust

         The Company established a Grantor (Rabbi) Trust (the "Trust"). The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee, Bank of New York.

2.       Summary of Significant Accounting Policies

         a)       Basis of Presentation

                  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

         b)       Investments

                  The Plan's investments consist of mutual funds, a money market fund and a Company common stock fund. The Plan's investments are presented at their fair market values.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued
                                December 31, 1997


3.       Plan Termination

         Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4.       Administrative Expenses

         All administrative costs of the Plan are borne by the Company.

5.       Use of Estimates and Concentration of Risks

         In preparing the Plan's financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to present these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Deferred Compensation Committee (which is the administrative committee for the Compensation Committee of the Board of Directors of the Company) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Deferred Compensation Plan of
Linens 'n Things, Inc.
Dated June 26, 1998

                                          STANLEY P. GOLDSTEIN
                                       By:______________________________________
                                          Stanley P. Goldstein
                                          Chairman of the Compensation Committee
                                          of the Board of Directors